Exhibit 99.1

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release third quarter 2015 financial results

Calgary, Alberta (Oct. 22, 2015) – Suncor Energy will release its third quarter financial results on Wednesday, October 28, 2015 before 8:00 p.m. MT (10:00 p.m. ET).

A teleconference to review the third quarter will be held on Thursday, October 29 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Steve Williams, president and chief executive officer and Alister Cowan, executive vice president and chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, Investor Relations will host the call.

To participate in the teleconference:

•                 if calling from North America: 1-800-355-4959

•                 if calling from outside North America: +1-416-340-2218

To participate in the conference via webcast, go to suncor.com/webcasts.

An archive of the conference call will be available until November 5, 2015.

To access the archive:

•                 from North America: 1-800-408-3053 (pass code: 9845148)

•                 from outside North America: +1-905-694-9451 (pass code: 9845148)

Suncor has scheduled its fourth quarter financial release date for Wednesday, February 3, 2016.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com